QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 33-95280

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
August 3, 2004
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

Exhibit List

Exhibit No.	Description
99.1	Press Release, dated July 5, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcements that "Falconbridge Announces Webcast of Second Quarter 2004 Financial Results Conference Call"
99.2	Press Release, dated July 23, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge Reports Second Quarter Earnings of US$139 Million; Up 256% Year Over Year"
99.3	Press Release, dated July 29, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Record Date of Common Share Dividend For Falconbridge Limited"

QuickLinks

SIGNATURES
Exhibit List